SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 5)


                           Atlantic Tele-Network, Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    04907910
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2004
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


                                [ ] Rule 13d-1(b)

                                [ ] Rule 13d-1(c)

                                [X] Rule 13d-1(d)





* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

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CUSIP No. 04907910                                           PAGE 2 OF 8 PAGES
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     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


---------- ---------------------------------------------------------------------

  1        NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Cornelius B. Prior, Jr.
---------- ---------------------------------------------------------------------

  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                         (b) [ ]
---------- ---------------------------------------------------------------------

  3        SEC USE ONLY
---------- ---------------------------------------------------------------------

  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.


---------- ---------------------------------------------------------------------

                            5     SOLE VOTING POWER
        NUMBER OF
          SHARES                  2,447,069
       BENEFICIALLY
      OWNED BY EACH
        REPORTING
          PERSON
           WITH
--------------------------- ----- ----------------------------------------------

                              6 SHARED VOTING POWER

                                     484,700
--------------------------- ----- ----------------------------------------------

                            7     SOLE DISPOSITIVE POWER

                                    2,447,069
--------------------------- ----- ----------------------------------------------

                            8     SHARED DISPOSITIVE POWER

                                     484,700
--------------------------- ----- ----------------------------------------------

9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,931,769
---------- ---------------------------------------------------------------------

10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES (See Instructions)                                [ ]


---------- ---------------------------------------------------------------------

11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           58.5%
---------- ---------------------------------------------------------------------

12         TYPE OF REPORTING PERSON

           IN
---------- ---------------------------------------------------------------------




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------------------                                           -----------------
CUSIP No. 04907910                                           PAGE 3 OF 8 PAGES
------------------                                           -----------------

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



-------- -----------------------------------------------------------------------

  1      NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Gertrude J. Prior, as Trustee of the Cornelius B. Prior, Jr. 2004 GRAT
-------- -----------------------------------------------------------------------

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                       (b) [ ]
-------- -----------------------------------------------------------------------

  3      SEC USE ONLY
-------- -----------------------------------------------------------------------

  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S. Virgin Islands


-------- -----------------------------------------------------------------------

                          5     SOLE VOTING POWER
      NUMBER OF
        SHARES                  0
     BENEFICIALLY
     OWNED BY EACH
      REPORTING
        PERSON
         WITH
------------------------- ----- ------------------------------------------------

                            6   SHARED VOTING POWER

                                484,700
------------------------- ----- ------------------------------------------------

                          7     SOLE DISPOSITIVE POWER

                                0
------------------------- ----- ------------------------------------------------

                          8     SHARED DISPOSITIVE POWER

                                484,700
------------------------- ----- ------------------------------------------------

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           484,700
---------- ---------------------------------------------------------------------

10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES (See Instructions)                                 [ ]


---------- ---------------------------------------------------------------------

11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           9.7%
---------- ---------------------------------------------------------------------

12         TYPE OF REPORTING PERSON

           00
---------- ---------------------------------------------------------------------

------------------                                           -----------------
CUSIP No. 04907910                                           PAGE 4 OF 8 PAGES
------------------                                           -----------------

Item 1(a).        Name of Issuer:
                  ---------------

                  Atlantic Tele-Network, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:
                  ------------------------------------------------

                  9719 Estate Thomas
                  St. Thomas, Virgin Islands  00802

Item 2(a).        Names of Persons Filing:
                  ------------------------

                  Cornelius B. Prior, Jr.

                  Gertrude J. Prior, as Trustee of the Cornelius B. Prior, Jr. 2004 GRAT

Item 2(b).        Address of Principal Business Office or, if None, Residence:
                  ------------------------------------------------------------

                  The address of the principal business office of Cornelius B. Prior, Jr. is 9719 Estate Thomas, St. Thomas, Virgin
                  Islands  00802.

                  The address of the principal business office of Gertrude J. Prior, as Trustee of the Cornelius B. Prior, Jr. 2004
                  GRAT, is P.O. Box 12030, St. Thomas, Virgin Islands  00801

Item 2(c).        Citizenship.
                  ------------

                  The citizenship of Cornelius B. Prior, Jr. is the United States of America.

                  The place of organization of the Cornelius B. Prior, Jr. 2004 GRAT is the U.S. Virgin Islands.

Item 2(d).        Title of Class of Securities:
                  -----------------------------

                  common stock, par value $.01 per share

Item 2(e).        CUSIP Number:
                  -------------

                  04907910

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
                  ----------------------------------------------------------

                  Not applicable.

Item 4.           Ownership.
                  ----------

                  (a) Amount Beneficially Owned:


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CUSIP No. 04907910                                           PAGE 5 OF 8 PAGES
------------------                                           -----------------

                  Cornelius B. Prior, Jr.:  2,931,769 shares*

                  Gertrude J. Prior, as Trustee of the Cornelius B. Prior, Jr. 2004 GRAT: 484,700 Shares**

              (b) Percent of Class:

                  Cornelius B. Prior, Jr.:  58.47%

                  Gertrude J. Prior, as Trustee of the Cornelius B. Prior, Jr. 2004 GRAT: 9.67%

              (c) Number of shares as to which such person has:

                    (i)  Sole power to vote or to direct the vote:

                                    Cornelius B. Prior, Jr.:  2,447,069 shares

                                    Gertrude J. Prior, as Trustee of the
                                    Cornelius B. Prior, Jr. 2004 GRAT:  0 shares

                    (ii) Shared power to vote or to direct the vote:

                                    Cornelius B. Prior, Jr.:  484,700 shares*

                                    Gertrude J. Prior, as Trustee of the
                                    Cornelius B. Prior, Jr. 2004 GRAT:  484,700
                                    shares**

                    (iii) Sole power to dispose or to direct the disposition of:

                                    Cornelius B. Prior, Jr.:  2,447,069 Shares

                                    Gertrude J. Prior, as Trustee of the
                                    Cornelius B. Prior, Jr. 2004 GRAT:  0 shares

                    (iv) Shared power to dispose or direct the disposition of:

                                    Cornelius B. Prior, Jr.:  484,700 shares*

                                    Gertrude J. Prior, as Trustee of the
                                    Cornelius B. Prior, Jr. 2004 GRAT:  484,700
                                    shares**

     * Includes 484,500 shares owned by Gertrude J. Prior, the wife of Cornelius B. Prior, Jr., as Trustee of the Cornelius B. Prior, Jr. 2004 GRAT, and 200 shares owned directly by Gertrude J. Prior. Mr. Prior may be deemed to share the power to vote and to dispose of the shares owned by his spouse, as Trustee of the 2004 GRAT and directly. Mr. Prior disclaims beneficial ownership of the 200 shares owned directly by his spouse pursuant to Rule 13d-4.

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CUSIP No. 04907910                                           PAGE 6 OF 8 PAGES
------------------                                           -----------------

     ** Represents 484,500 shares owned by Gertrude J. Prior as Trustee of the Cornelius B. Prior, Jr. 2004 GRAT, and 200 shares owned directly by Gertrude J. Prior.

Item 5            Ownership of Five Percent or Less of a Class.
                  ---------------------------------------------

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6            Ownership of More Than Five Percent on Behalf of Another
                  Person.
                  --------------------------------------------------------------

                  Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
                  Holding Company or Control Person.
                  --------------------------------------------------------------

                  Not Applicable.

Item 8            Identification and Classification of Members of the Group.
                  ----------------------------------------------------------

                  Not Applicable.

Item 9            Notice of Dissolution of Group.
                  -------------------------------

                  Not Applicable.

Item 10           Certifications.
                  ----------------

                  Not Applicable.

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CUSIP No. 04907910                                           PAGE 7 OF 8 PAGES
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                                   SIGNATURES


         After reasonable inquiry and to the best knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct, and the undersigned each agree that this amendment to Schedule 13G is filed on behalf of each of them.


Date:  February 22, 2005




                                  /s/ Cornelius B. Prior, Jr.
                                  ----------------------------
                                      Cornelius B. Prior, Jr.

                                  /s/ Gertrude J. Prior
                                  ----------------------------
                                  Gertrude J. Prior, as Trustee of the
                                  Cornelius B. Prior, Jr. 2004 GRAT

List of Exhibits

Exhibit A - Agreement for Joint Filing on Behalf of Each Reporting Person

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CUSIP No. 04907910                                           PAGE 8 OF 8 PAGES
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                                    Exhibit A
                                    ----------

                                    AGREEMENT


         Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, each of the undersigned hereby agrees to the filing of this Statement on
Schedule 13G on his or her behalf.



Date:  February 22, 2005

                                  /s/ Cornelius B. Prior, Jr.
                                  -----------------------------
                                  Cornelius B. Prior, Jr.

                                  /s/ Gertrude J. Prior
                                  -----------------------------
                                  Gertrude J. Prior, as Trustee of the
                                  Cornelius B. Prior, Jr., 2004 GRAT